

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

June 5, 2009

Kevin R. Davidson
Chief Executive Officer
2060 Centre Pointe Boulevard, Suite 7
Mendota Heights, Minnesota 55120

> **Re: BioDrain Medical, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed May 14, 2009**
> **File No. 333-155299**

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Fee Table</u>

1.   Refer to prior comment 2 in our letter dated February 24, 2009 and tell us why your fee table has been revised to refer to the maximum offering price of "N/A," given your disclosure that the selling shareholders will sell at the fixed price of $0.46 per share until your shares are quoted on the Over-the-Counter Bulletin Board.

<u>Prospectus Summary, page 1</u>

2.   Your disclosure here and on page 49 indicates that you have not yet requested or received FDA regulatory clearance to market or sell our products. Your

disclosure on pages 6, 24 and 30 indicate that you received "final" FDA clearance on April 1, 2009. Please reconcile.

Critical Accounting Policies and Estimates, page 19

Stock Based Compensation, page 19

3.   We reference the revisions made in response to prior comment 4. Since your common stock is not currently listed on an exchange there appears to be judgment in determining the fair value of the underlying stock when valuing stock options and warrants. As such, please revise to discuss how you determine the fair value of common stock when using the Black-Scholes-Merton option-pricing model.

4.   In addition, please revise this section to discuss how you determine measurement dates for non-employee stock transactions and the judgments involved in assessing probability when accounting for equity instruments with performance and service conditions. Refer to SEC Release No. 33-8040, Cautionary Advice Regarding Disclosure about Critical Accounting Policies.

Recent Accounting Developments, page 21

5.   You disclose that you believe FSP APB No. 14-1 will apply to your contingent convertible senior notes. Accordingly, tell us how you concluded that the adoption of the FSP will "not have a material impact to [your] financial position, results of operations and liquidity."

Results of Operations - Twelve Months Ended December 31, 2008 and 2007, page 21

6.   We note your explanation that general and administrative expenses increased in-part due to legal fees in connection with your October 2008 financing. To the extent legal fees incurred were directly attributable to the October 2008 financing, clarify for us how your accounting considers the guidance from SAB Topic 5A.

Liquidity and Capital Resources, page 22

7.   Regarding your response to prior comment 9:

- The second paragraph under this caption states that the table that follows summarizes your currently known capital requirements and outstanding obligations. However, your response to prior comment 9 implies that such table does not summarize your outstanding debt and other contractual obligations, such as those mentioned on page 25. If your "Capital Requirements" table does not include all of your outstanding obligations, then please revise the second paragraph to remove any implication to the contrary and to tell investors where in your document they can find information relating to your other outstanding obligations;

- Refer to the second full paragraph on page 24. Expand to clarify why your "ability to raise this new capital is in substantial doubt." For example, does your early stage position and history of losses make it more difficult to raise capital?; and

- Tell us the reasons for your deletions to the fourth paragraph on page 24. Do the holders of your debt no longer have a secured interest in your assets or have they agreed to not seize your assets?

Commitments and Contingencies, page 25

8.   We refer to the responses to prior comments 7 and 8. Please expand the disclosures about the reduction of accrued salaries on pages 26 and F-18 to address the following:

- Clarify how the amounts waived in 2007 sum to the $346,714 recorded as a capital contribution in the statement of stockholders' deficit.

- Clarify that the reduction of accrued payroll liabilities was recorded as a capital contribution and disclose the rationale in GAAP on which the accounting is based.

- Disclose the periods that the services were rendered. We see from your response to the prior comment that $244,000 of accrued salaries was earned in 2006.

Other Securities For Issuance . . ., page 30

9.   We note from the disclosure added here in response to prior comment 10 that Mr. Dauwalter received "an additional 20,000 shares, for a total of 30,000 vested shares" as a result of "FDA application and final clearance." Please tell us which provision of exhibits 10.37 or 10.38 provide that the options would vest according to that schedule. It appears from those exhibits that Mr. Dauwalter was only entitled to receive 10,000 shares upon execution of the agreement and an additional 10,000 shares upon approval by the FDA.

Industry and Market Analysis, page 32

10.   We note your response to prior comment 13. We reissue that comment because you have not yet provided us with copies of the Outpatient Surgery Magazine article cited in your disclosure.

Corporate Strategy, page 40

11.   We note your revisions in response to prior comment 15. However, it continues
        to be unclear how your management's "international manufacturing experience"
        will allow you to "develop global purchasing and/or manufacturing sources for
        key sub-assemblies." It is also unclear how these "key sub-assemblies" will
        "drive a significant per unit cost reduction." Therefore, we reissue the comment.
        If you mean that you may seek to manufacture your products outside the United
        States because it would be cheaper to do so, then please revise for clarity.

Handling Costs, page 44

12.   We reissue prior comment 17 because although your response states that "[t]his
        section has been updated," it appears no revisions were made.

Engineering and Manufacturing, page 47

13.   Your response to prior comment 18 and disclosure on page 48 indicates that you
        have no minimum purchase obligation with respect to the cleaning fluid. Please
        reconcile those statements with the terms of exhibit 10.47, including the last table
        in exhibit B and sections 2.1(i) and 6.3.

14.   We note that you intend to submit a request for confidential treatment with regard
        to exhibit 10.47, and deleted information on page 2 of exhibit B. It appears that
        you also deleted the pricing information from page 1 of exhibit B, but did not note
        the deletion. Please refile the exhibit and ensure that all deleted information is
        appropriately marked.

Directors, Executive Officers, Promoters and Control Persons, page 53

15.   Please expand your response to prior comment 21 to clarify how you reached
        your conclusions regarding Mr. Shuler's lack of policy making functions and that
        he is not an employee, given your response to prior comment 19 that "Mr. Shuler
        has been appointed Corporate Secretary."

Summary Compensation Table, page 56

16.   We note your response to prior comment 22:

        • Please disclose your response to first bullet of prior comment 22;
        • We reissue the third bullet of prior comment 22, which sought disclosure
          regarding the reasons for awarding Mr. Davidson a $25,000 bonus, not merely
          a response. When providing such disclosure, please ensure you fully explain
          the basis for the bonus in light of the liquidity issues you disclose. In this

regard, we note your response that the bonus was "merit based," which does not appear to adequately explain why the bonus was awarded.

Outstanding Equity Awards . . ., page 58

17.   We note your response to prior comment 23. If the <u>issuance</u> of the 80,000 and 160,000 options to Messrs. Davidson and Rice is contingent on raising $3 million, then please revise note 1 to your table to remove the implication that "vesting" is contingent on raising $3 million.

Selling Security Holders, page 64

18.   Please tell us why your disclosure on page 71 includes shares held by David Dauwalter in determining James Dauwalter's beneficial ownership, but your table here appears to exclude those shares. Likewise, please tell us why your disclosure here and on page 71 treats differently shares owned by the family members of Mr. Chad Ruwe and Mr. James Dauwalter.

Security Ownership . . ., page 70

19.   We note the reduced numbers in the table on page 71 for Messrs. Patel and Richardson. Those numbers do not equal the totals of the shares disclosed in notes 12 and 13. Please revise or advise.

Warrants and Convertible Debt, page 73

20.   Refer to the first paragraph following the table on page 74. Given your disclosure there and on page F-21, it appears that the penalties and additional shares you mention are already required to be paid and issued by you. If so, please revise to state so directly, including that amount that you are obligated to pay as of the most recent practicable date. Also note your obligations under Items 403, 404 and 507 of Regulation S-K.

Legal Matters and Interests of Named Experts, page 79

21.   Regarding your response to prior comment 31:

* Disclose the $150,000 debt you owe to the law firm; and
* Tell us why you deleted disclosure from this section that the notes held by members of the law firm are in default and regarding penalty provisions that apply if this registration statement does not become effective within a particular time frame. If that "particular time frame" has passed, as is indicated by your disclosure on page 74 and F-21, then include disclosure regarding the amount of penalties that has accrued.

Financial Statements, page F-1

22.   Please update the financial statements when required by Rule 8-08 of Regulation
        S-X.

23.   We see that the balance sheet and statements of operations, cash flows and
        stockholders' deficit have been adjusted as of and for the year ended December
        31, 2008. Please revise to label those financial statements as "restated" and to
        include the disclosures required by paragraph 26 of SFAS 154.

Report of Independent Registered Public Accounting Firm, page F-2

24.   We note that you have restated your financial statements. Please have your
        auditors revise the audit opinion to reference the fact that the financial statements
        have been restated. In addition, please tell us how your auditors considered
        whether they should update the date of the report as a result of the restatements.

Note 1. Product Development, page F-9

25.   If what you refer to as product development costs is research and development as
        defined in SFAS 2, please revise to clarify. If it is not, please disclose the
        amounts of research and development expense for each period as required by
        paragraph 13 of SFAS 2.

Note 3. Stockholders' Deficit, Stock Options and Warrants, page F-10

Valuation and accounting for options and warrants, page F-12

26.   Please revise to provide the disclosures required by paragraphs A240(c) and
        A240(d) of SFAS 123-R. Please also disclose the total compensation cost for
        share-based payment arrangements recognized in income, as required by
        paragraph A240(g)(1) of SFAS 123-R.

Warrants, page F-14

27.   While we acknowledge your response to prior comment 46, it continues to be
        unclear how the paragraphs under the caption "Warrants" address the full 5.7
        million warrants granted in 2008 as reflected in the table on page F-12. Please
        revise to include disclosure about all warrants issued during 2008 or show us that
        the discussion is complete.

Note 11. Restatement of 2007, page F-22

28.   Please revise to provide all of the disclosures required by paragraph 26 of SFAS
        154. The expanded disclosure should provide the originally reported balance, the
        impact of *each* individual restatement adjustment and the "as restated" balance for
        each restated financial statement caption.

29.   Please also revise to provide a complete narrative description of (1) the nature of,
        (2) the reasons for and (3) the quantitative impact of *each* restatement adjustment.
        The expanded disclosure should also clarify why management believes the
        original accounting was incorrect and clarify the basis in GAAP for the revised
        accounting.

30.   In addition, please revise to disclose the impact of the restatements on earnings
        per share for all periods presented. Refer to paragraph 26 of SFAS 154.

Exhibit 23.1

31.   Please include a currently dated and signed consent from your independent
        auditors prior to requesting effectiveness.

32.   The consent included as Exhibit 23.1 refers to an audit report dated May 14, 2009.
        Please reconcile that statement with the date of the current audit report included in
        your registration statement, which is April 3, 2009.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristin Lochhead at (202) 551-3664 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Ryan Hong, Esq.—Richardson & Patel LLP